December 23, 2019

Michael Reisner
Co-Chief Executive Officer and Co-President
ICON Leasing Fund Twelve Liquidating Trust
3 Park Avenue, 36th Floor
New York, NY 10016

       Re: ICON Leasing Fund Twelve Liquidating Trust
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 22, 2019
           File No. 000-53189

Dear Mr. Reisner:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 5. Market for Registrant's Securities, Related Security Holder Matters and Issuer Purchases of Equity Securities, page 1

1. We note that the estimated fair value per interest was primarily based on the fair values provided by Dull & Plelps, LLC, a third party independent valuation and consulting firm with expertise in complex valuations. Please file the written consent required by Item
       601(b)(23) of Regulation S-K or explain to us why a consent is not required.
Financial Statements
Report of Independent Public Accounting Firm, page 4

2. Please revise to include an audit report for the year ended December 31, 2018 or explain to us why the financial statements for the year are not required to be audited.
 Michael Reisner
FirstName LastNameMichaelLiquidating Trust
ICON Leasing Fund Twelve Reisner
December NameICON Leasing Fund Twelve Liquidating Trust
Comapany23, 2019
Page 2
December 23, 2019 Page 2
FirstName LastName
Exhibits

3. It does not appear that the certifications required by Rule 13a-14(a) or Rule 15d-14(a)
         comply exactly with the certifications set forth in Item 601(b)
(31)(i) of Regulation S-K.
         Please revise or advise. In addition, please revise to provide Section 1350 certifications required by Item 601(b) (32)(i) of Regulation S-K or explain to us why the certifications are not required.
General

4. Please revise to include the information required by Parts I, II, III and IV of Form 10-K that have been omitted or explain to us why such information is not required.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202 551-3272 or me at 202 551-3344 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services